August 24, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-5

Washington, D.C. 20549-0405

Re:	Comment Letter Dated June 13, 2005

Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 31, 2005

Form 10-K/A for Fiscal Year Ended December 31, 2004, Filed April 29, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 10, 2005

File No. 0-32261

Ladies and Gentlemen,

On July 15, 2005 the Company responded to your comment letter dated June 13, 2005. Subsequent to that time we have discussed that response with several members of the staff of the Securities and Exchange Commission (the “Staff”). Pursuant to those discussions, the Company is submitting the responses set forth below to questions four, five and six in place of the previously submitted responses to those questions. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibits 31.1 and 31.2

4.	We note your reference to Exchange Act Rules 13a-14 and 15d-14 for the definitions of disclosure controls and procedures. In conjunction with Release No. 33-8238, effective August 14, 2003, these definitions now reside in Exchange Act Rules 13a-15(f) and 15d-15(f).

Amended Response: The Company will amend the Form 10-K to conform the certifications to the revised certification requirements set forth in the Final Rules, Release Number 33-8238.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Exhibits 31.1 and 31.2

5.	We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not include the introductory language required in paragraph 4, referring to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, or paragraph 4(b). Please note that the introductory language and paragraph 4(b) became mandatory once you were required to include management’s internal control report and the related attestation report of your independent accountants in your annual report. You may refer to Release No. 33-8238, Item III.E., Discussion of Amendments Related to Certification, Transition Period, at http://www.sec.gov/rules/final/33-8238.htm#iiie for further guidance.

Amended Response: The Company will amend the Form 10-K to conform the certifications to the revised certification requirements set forth in the Final Rules, Release Number 33-8238.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Note 3 – Asset Retirement Obligations, page 7

6.	Please disclose the reasons you believe it is appropriate to reduce your asset retirement obligation for liabilities incurred, so that it is clear how your accounting complies with the guidance in paragraphs 13 through 15 of SFAS 143.

Amended Response: The reconciliation of our beginning and ending asset retirement obligations (“ARO”) in our March 31, 2005 Form 10-Q reflected an unusual increase in ARO related to settlements. That change resulted from a first quarter correction of an ARO component that was counted twice at December 31, 2004, and expressly was not the result of a change in estimate due to the passage of time or a revision to the timing or amount of the original estimate, as set forth in SFAS 143 guidance related to changes in estimates. When the item was identified in April 2005, the company evaluated the effect of the double counting of the liability component on the December 31, 2004 financial statements and the effect of the correction in the March 31, 2005 financial statements and deemed it to be immaterial in each period to the financial statements of ATP and the related disclosures taken as a whole pursuant to paragraph 38 of APB 20. Accordingly, the correction was made in the March 31, 2005 financial statements. Because the adjustment related to accrued settlements, and since no component of our estimated ARO had changed, we believed it more informative to reflect the amount as an adjustment to ARO settlements in the following period than to characterize it as a change in estimate.

If you have any questions or comments, please call me at 713-403-5514.

Sincerely,
ATP Oil & Gas Corporation

Albert L. Reese, Jr.
Chief Financial Officer